Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated May 5, 2015

Relating to Preliminary Prospectus dated April 20, 2015

Registration No. 333-203100

COLUCID PHARMACEUTICALS, INC.

FREE WRITING PROSPECTUS

This free writing prospectus relates only to, and should be read together with, the preliminary prospectus dated April 20, 2015 (the “Preliminary Prospectus”) included in Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-203100) (the “Registration Statement”) relating to the initial public offering of common stock of CoLucid Pharmaceuticals, Inc. (the “Company”). On May 5, 2015, we filed Amendment No. 6 to the Registration Statement, which may be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1348649/000119312515171195/0001193125-15-171195-index.htm . The information in this free writing prospectus is preliminary and is subject to completion or change. This free writing prospectus is only a summary of the changes to the Preliminary Prospectus and should be read together with the Preliminary Prospectus included in the Registration Statement, including the section entitled “Risk Factors” beginning on page 12 of the Preliminary Prospectus, and the free writing prospectus dated April 28, 2015. Capitalized terms used, but not defined, herein have the meanings set forth in the Preliminary Prospectus.

To review the Preliminary Prospectus included in the Registration Statement, click on the following link: http://www.sec.gov/Archives/edgar/data/1348649/000119312515136846/0001193125-15-136846-index.htm.

CoLucid Pharmaceuticals, Inc. has filed a registration statement, including the preliminary prospectus, with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may obtain these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, you may obtain copies of the preliminary prospectus by contacting Piper Jaffray & Co., Attention: Prospectus Department, 800 Nicollet Mall, J12S03, Minneapolis, MN 55402, by telephone at (800) 747-3924, or by email at prospectus@pjc.com, or Stifel, Nicolaus & Company, Incorporated, One Montgomery Street, Suite 3700, San Francisco, CA 94104, Attention: Syndicate, by telephone at (415) 364-2720 or by email at SyndicateOps@stifel.com.

The following information updates and supersedes the information contained in the Preliminary Prospectus to the extent that such information is inconsistent therewith:

THE OFFERING

Common stock offered by our company	5,500,000 shares

Common stock outstanding immediately after the offering	15,138,989 shares (15,963,989 shares if the underwriters’ option to purchase additional shares is exercised in full)

Underwriters’ option to purchase additional shares	The underwriters have the option to purchase from us an additional 825,000 shares of common stock. The underwriters can exercise this option at any time within 30 days of this prospectus.

Assumed initial public offering price per share	$10.00 per share.

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting the estimated underwriting discounts and estimated offering expenses, will be approximately $49.4 million, assuming an initial public offering price of $10.00 per share. We intend to use the net proceeds from this offering to fund our clinical trials of lasmiditan and to fund development of lasmiditan. We intend to use any remaining proceeds for working capital and general corporate purposes. See “Use of Proceeds” for a more complete description of the intended use of proceeds from this transaction.

Risk Factors	See “Risk Factors” beginning on page 12 and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Proposed NASDAQ Global Market symbol	“CLCD”

The number of shares of our common stock outstanding after this offering is based on 9,638,989 shares outstanding as of April 17, 2015, after giving effect to the conversion of all outstanding shares of our convertible preferred stock into 9,489,659 shares of our common stock upon closing of this offering, excluding:

•	22,428 shares of common stock issuable upon the exercise of outstanding options to purchase our common stock at a weighted average exercise price of $4.77 per share;

•	300,000 shares of common stock reserved for issuance under our 2015 Employee Stock Purchase Plan, which will become effective prior to the closing of this offering, as well as shares of our common stock that become available pursuant to provisions in our 2015 Employee Stock Purchase Plan that automatically increase the share reserve under the 2015 Employee Stock Purchase Plan on January 1 of each calendar year as described in “Executive Compensation”;

•	80,900 shares of common stock reserved for issuance under our 2006 Equity Incentive Plan; and

•	1,819,100 shares of common stock reserved for issuance under our 2015 Equity Incentive Plan, which will become effective prior to the closing of this offering, as well as shares of our common stock that become available pursuant to provisions in our 2015 Equity Incentive Plan that automatically increase the share reserve under the 2015 Equity Incentive Plan on January 1 of each calendar year as described in “Executive Compensation.”

Unless otherwise noted, the information in this prospectus reflects and assumes the following:

•	the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 9,489,659 shares of common stock upon the closing of this offering;

•	no exercise of options outstanding;

•	the effectiveness of our amended and restated certificate of incorporation upon the closing of this offering and adoption of our amended and restated bylaws;

•	no exercise by the underwriters of their option to purchase additional shares from us; and

•	a 1-for-40.7 reverse stock split of our capital stock, which became effective on April 17, 2015.

Entities affiliated with A. M. Pappas Life Science Ventures III, L.P., Auriga Investors Montserrat Global Fund, Auriga Global Investors SV, SA, Novo A/S, TVM Life Science Ventures VII L.P., and SICAV Club d’inversors Montserrat, each of which is an existing stockholder, have indicated an interest in purchasing up to an aggregate of approximately $25.0 million of shares of our common stock in this offering. Assuming an initial public offering price of $10.00 per share, these investors would purchase up to an aggregate of approximately 2,500,000 of the 5,500,000 shares offered in this offering based on these indications of interest. It also is possible that these investors could indicate an interest in purchasing more shares of our common stock. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to any of these investors, or any of these investors may determine to purchase more, less or no shares in this offering.

Upon the effectiveness of this registration statement, we expect to grant (i) stock options to our executive officers to purchase an aggregate of 1,036,460 shares of our common stock, which options will have an exercise price per share equal to the price to the public of our common stock in connection with this offering; (ii) non-statutory stock options to our non-employee directors to purchase the number of shares equal to an aggregate $225,000; and (iii) restricted stock units for 360,508 shares of our common stock to Thomas P. Mathers, our Chief Executive Officer. See “Executive Compensation—IPO Equity Grants” for a more complete description of the terms of such equity grants.

SUMMARY FINANCIAL DATA

	As of December 31, 2014
	Actual	Pro forma(2)	Pro forma as adjusted(3)
		(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$204,362	$37,104,320	$86,499,207
Working capital(4)	(354,488)	36,745,470	86,140,357
Total assets	293,253	37,127,024	86,521,911
Convertible preferred stock	50,278,871	—	—
Total stockholders’ (deficit) equity	$(1,788,301)	$35,245,470	$84,640,357

(1)	The unaudited pro forma basic and diluted weighted average shares and pro forma basic and diluted net loss per common share data for the year ended December 31, 2014 give effect to the conversion of all outstanding shares of our convertible preferred stock to 9,489,659 shares of our common stock upon the closing of this offering, including the conversion of all outstanding shares of our Series C convertible preferred stock issued in January 2015. Unaudited pro forma net loss per share attributable to common stockholders is computed using the weighted average number of common shares outstanding after giving effect to the conversion of shares of all outstanding convertible preferred stock into 9,489,659 shares of our common stock as if such conversion had occurred at the beginning of the period presented.
(2)	The pro forma balance sheet data give effect to the sale by us of 4,344,567 shares of Series C convertible preferred stock in January 2015 for gross proceeds of $36.9 million and the conversion of our $200,000 notes payable and the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 9,489,659 shares of common stock upon the closing of this offering, including the 4,344,567 shares of our Series C convertible preferred stock issued in January 2015.
(3)	The pro forma as adjusted balance sheet data give further effect to our issuance and sale of 5,500,000 shares of common stock in this offering at an assumed initial public offering price of $10.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $10.00 per share would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ (deficit) equity by approximately $5.1 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(4)	Working capital is defined as current assets minus current liabilities.

RISK FACTORS

We will require substantial additional financing to obtain marketing approval of our product candidates and commercialize our product candidates, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our product development, other operations or commercialization efforts.

Since our inception, substantially all of our resources have been dedicated to the preclinical and clinical development of our lead product candidate, lasmiditan. As of December 31, 2014, we had an accumulated deficit of $54.5 million, working capital of $(354,488) and cash and cash equivalents of $204,362. We believe that we will continue to expend substantial resources for the foreseeable future on the completion of clinical development and regulatory preparedness of our product candidates, preparations for a commercial launch of our product candidates, if approved, and development of any other current or future product candidates we may choose to further develop. These expenditures will include costs associated with research and development, conducting preclinical studies and clinical trials, obtaining marketing approvals, and manufacturing and supply as well as marketing and selling any products approved for sale. In addition, other unanticipated costs may arise. Because the outcome of any drug development process is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our current product candidates, if approved, or future product candidates, if any.

We estimate that our net proceeds from this offering will be approximately $49.4 million, or approximately $57.1 million if the underwriters exercise their option to purchase additional shares from us in full. This estimate is based on the assumed initial public offering price of $10.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We believe that such proceeds together with our existing cash and cash equivalents, will be sufficient to fund our operations through mid-2017. In particular, we expect that the net proceeds from this offering, along with our existing cash and cash equivalents, will be sufficient to fund our two planned pivotal Phase 3 clinical trials of lasmiditan. However, our operating plan may change as a result of factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings or other sources, such as strategic collaborations. Such financing may result in dilution to stockholders, imposition of debt covenants and repayment obligations, or other restrictions that may adversely affect our business. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.

Our future capital requirements depend on many factors, including:

•	the scope, progress, results and costs of researching and developing our current product candidates, future product candidates and conducting preclinical and clinical trials;

•	the cost of commercialization activities if our current product candidates and future product candidates are approved for sale, including marketing, sales and distribution costs and preparedness of our corporate infrastructure;

•	the cost of manufacturing our current product candidates and future product candidates that we obtain approval for and successfully commercialize;

•	our ability to establish and maintain strategic collaborations, licensing or other arrangements and the financial terms of such agreements;

•	the number and characteristics of any additional product candidates we may develop or acquire;

•	any product liability or other lawsuits related to our products or commenced against us;

•	the expenses needed to attract and retain skilled personnel;

•	the costs associated with being a public company;

•	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, including litigation costs and the outcome of such litigation; and

•	the timing, receipt and amount of sales of, or royalties on, any future approved products, if any.

Additional funds may not be available when we need them, on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to:

•	delay, limit, reduce or terminate preclinical studies, clinical trials or other development activities for our current product candidates or future product candidates, if any;

•	delay, limit, reduce or terminate our research and development activities; or

•	delay, limit, reduce or terminate our establishment of sales and marketing capabilities or other activities that may be necessary to commercialize our future product candidates.

You will suffer immediate and substantial dilution in the net tangible book value of the common stock you purchase.

The initial public offering price of our common stock is substantially higher than the pro forma as adjusted net tangible book value per share of our outstanding common stock immediately after the closing of this offering. Purchasers of common stock in this offering will experience immediate dilution of approximately $4.41 per share, based on the assumed initial public offering price of $10.00 per share. In the past, we issued options and warrants to acquire common stock at prices significantly below the assumed initial public offering price. To the extent these outstanding options and warrants are ultimately exercised, investors purchasing common stock in this offering will sustain further dilution. For a further description of the dilution that you will experience immediately after this offering, see “Dilution.”

USE OF PROCEEDS

We estimate that the net proceeds from our sale of shares of common stock in this offering will be approximately $49.4 million, or approximately $57.1 million if the underwriters exercise their option to purchase additional shares from us in full. This estimate is based upon an assumed initial public offering price of $10.00 per share, less the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $10.00 per share would increase (decrease) the net proceeds to us from this offering by approximately $5.0 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering as follows:

•	approximately $44.8 million to fund our clinical trials of lasmiditan and to fund development of lasmiditan; and

•	the remainder for working capital, general and administrative expenses and other general corporate purposes.

This expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development, the status of, and results from, clinical trials, the potential need to conduct additional clinical trials to obtain approval of our product candidates for all intended indications, as well as any additional collaborations that we may enter into with third parties for our product candidates and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

We estimate that the net proceeds from this offering, together with our existing cash and cash equivalents, will be sufficient to enable us to complete our two planned pivotal Phase 3 clinical trials of lasmiditan, as well as fund our operating expenses and capital expenditure requirements through mid-2017. We do not currently anticipate that any of the net proceeds from this offering will be used to fund the development of IV lasmiditan. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect.

Pending the uses described above, we intend to invest the net proceeds of this offering in short- to medium-term, investment-grade, interest-bearing securities.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2014:

•	on an actual basis;

•	on a pro forma basis to give effect to the completion of our Series C financing in January 2015 for gross proceeds of $36.9 million and the conversion of our $200,000 notes payable into shares of Series C convertible preferred stock and the conversion of all outstanding convertible preferred stock into an aggregate of 9,489,659 shares of our common stock upon the closing of this offering; and

•	on a pro forma as adjusted basis to give additional effect to the sale of 5,500,000 shares in this offering at an assumed initial public offering price of $10.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses, and the application of the net proceeds from our sale of common stock in this offering.

Our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of the offering determined at pricing. You should read this information in conjunction with “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes appearing elsewhere in this prospectus.

	As of December 31, 2014
	Actual	Pro Forma	Pro Forma As Adjusted
		(unaudited)
Cash and cash equivalents(1)	$204,362	$37,104,320	$86,499,207

Convertible notes payable	$200,000	$—	$—

Stockholders’ equity:
Series C convertible preferred stock, $0.001 par value per share, no shares authorized, issued or outstanding, actual; no shares authorized, no shares issued and outstanding, pro forma; and no shares authorized, issued or outstanding, pro forma as adjusted	—	—	—
Series B convertible preferred stock, $0.001 par value per share, 712,530 shares authorized, 690,479 shares issued and outstanding, actual; no shares authorized, no shares issued and outstanding, pro forma; and no shares authorized, issued or outstanding, pro forma as adjusted	34,890,584	—	—
Series A convertible preferred stock, $0.001 par value per share, 405,405 shares authorized, 381,158 shares issued and outstanding, actual; no shares authorized, no shares issued and outstanding, pro forma; and no shares authorized, issued or outstanding, pro forma as adjusted	15,388,287	—	—

	As of December 31, 2014
	Actual	Pro Forma	Pro Forma As Adjusted
		(unaudited)
Preferred stock, $0.001 par value per share, no shares authorized, issued or outstanding, actual; 30,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock $0.001 par value per share, 1,351,351 shares authorized, 143,810 shares issued and outstanding, actual; 270,000,000 shares authorized, 9,638,989 shares issued and outstanding, pro forma; 270,000,000 shares authorized, 15,138,989 shares issued and outstanding, pro forma as adjusted	144	9,639	15,139
Additional paid-in capital	2,411,007	89,714,154	139,103,541
Accumulated deficit	(54,478,323)	(54,478,323)	(54,478,323)

Total stockholders’ (deficit) equity	(1,788,301)	35,245,470	84,640,357

Total capitalization	$(1,588,301)	$35,245,470	$84,640,357

(1)	As of March 31, 2015, we had cash and cash equivalents of approximately $34.6 million.

A $1.00 increase (decrease) in the assumed initial public offering price of $10.00 per share would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $5.1 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The table and calculations above are based on the number of shares of common stock outstanding as of December 31, 2014, and excludes:

•	81,820 shares issuable upon the exercise of then outstanding options at a weighted average exercise price of $4.48 per share;

•	300,000 shares that will be available for future issuance under our 2015 Employee Stock Purchase Plan as of the effectiveness of the registration statement for this offering, as well as shares of our common stock that become available pursuant to provisions in our 2015 Employee Stock Purchase Plan that automatically increase the share reserve under such plan on January 1 of each calendar year as described in “Executive Compensation”;

•	108,856 shares then available for future issuance under our 2006 Equity Incentive Plan;

•	1,819,100 shares that will be available for future issuance under our 2015 Equity Incentive Plan as of the effectiveness of the registration statement for this offering, as well as shares of our common stock that become available pursuant to provisions in our 2015 Equity incentive Plan that automatically increase the share reserve under the 2015 Equity Incentive Plan on January 1 of each calendar year as described in “Executive Compensation”; and

•	804,000 shares of common stock subject to the underwriters’ option to purchase additional shares from us.

DILUTION

If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after completion of this offering.

Our net tangible book value represents total tangible assets less total liabilities. Our net tangible book value (deficit) per share is our net tangible book value divided by the number of shares of common stock outstanding as of a historical date. The net tangible book value (deficit) of our common stock as of December 31, 2014 was approximately $(1.79) million, or approximately $(1.47) per share.

Our pro forma net tangible book value (deficit) represents total tangible assets less total liabilities. Our pro forma net tangible book value (deficit) per share is our pro forma net tangible book value (deficit) divided by the number of shares of common stock outstanding as of a historical date, after giving effect to the Series C financing in January 2015 and the conversion of all of our outstanding convertible preferred stock into 9,489,659 shares of our common stock upon the closing of this offering. The pro forma net tangible book value of our common stock as of December 31, 2014 was approximately $35.2 million, or approximately $3.66 per share.

After giving effect to our sale of shares at an assumed initial public offering price of $10.00 per share, deducting the estimated underwriting discounts and commissions and estimated offering expenses, and applying the net proceeds from this sale, the pro forma as adjusted net tangible book value (deficit) of our common stock, as of December 31, 2014, would have been approximately $84.6 million, or approximately $5.59 per share. This amount represents an immediate increase in pro forma net tangible book value (deficit) to our existing stockholders of $1.93 per share and an immediate dilution to new investors purchasing shares in this offering of $4.41 per share. We determine dilution by subtracting the pro forma as adjusted net tangible book value (deficit) per share after this offering from the amount of cash that a new investor paid for a share of common stock. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$10.00
Pro forma net tangible book value (deficit) per share as of December 31, 2014	$3.66
Increase per share attributable to new investors	1.93

Pro forma as adjusted net tangible book value (deficit) per share after this offering		5.59

Dilution per share to new investors		$4.41

A $1.00 increase (decrease) in the assumed initial public offering price of $10.00 per share would increase (decrease) the pro forma as adjusted net tangible book value (deficit) per share after this offering by approximately $0.34, and dilution in pro forma net tangible book value (deficit) per share to new investors by approximately $0.66, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares from us in full, there will be an increase in pro forma as adjusted net tangible book value (deficit) to existing stockholders of $0.19 per share and an immediate dilution in pro forma as adjusted net tangible book value (deficit) to new investors of $4.22 per share based on the assumed initial public offering price.

The following table summarizes, as of December 31, 2014, on a pro forma as adjusted basis, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by our existing stockholders and by new investors, based upon an assumed initial public offering price of $10.00 per share, and before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share
Existing stockholders	9,638,989	64%	$87,727,671	61%	$9.10
New investors	5,500,000	36%	$55,000,000	39%	$10.00

Total	15,138,989	100%	$142,727,671	100%	$9.43

A $1.00 increase (decrease) in the assumed initial public offering price of $10.00 per share would increase (decrease) the total consideration paid by new investors by $5.5 million, and increase (decrease) the percentage of total consideration paid by new investors by approximately 2%, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The foregoing tables and calculations are based on the number of shares of our common stock outstanding as of December 31, 2014 after giving effect to our Series C financing in January 2015 and the conversion of all outstanding shares of our convertible preferred stock into 9,489,659 shares of our common stock upon the closing of this offering, and excludes:

•	81,820 shares of common stock issuable upon the exercise of then outstanding options at a weighted average exercise price of $4.48 per share;

•	300,000 shares of common stock that will be available for future issuance under our 2015 Employee Stock Purchase Plan, which will become effective prior to the closing of this offering, as well as shares of our common stock that become available pursuant to provisions in our 2015 Employee Stock Purchase Plan that automatically increase the share reserve under such plan on January 1 of each calendar year as described in “Executive Compensation”;

•	108,856 shares of common stock reserved for future issuance under our 2006 Equity Incentive Plan; and

•	1,819,100 shares of common stock reserved future issuance under our 2015 Equity Incentive Plan, which will become effective prior to the closing of this offering, as well as shares of our common stock that become available pursuant to provisions in our 2015 Equity incentive Plan that automatically increase the share reserve under the 2015 Equity Incentive Plan on January 1 of each calendar year as described in “Executive Compensation.”

To the extent any of these outstanding options are exercised, there will be further dilution to new investors. To the extent all of such outstanding options had been exercised as of December 31, 2014, the pro forma as adjusted net tangible book value (deficit) per share after this offering would be $5.58, and total dilution per share to new investors would be $4.42.

If the underwriters exercise their option to purchase additional shares in full:

•	the percentage of shares of common stock held by existing stockholders will decrease to approximately 60 of the total number of shares of our common stock outstanding after this offering; and

•	the number of shares held by new investors will be 6,325,000, or approximately 40% of the total number of shares of our common stock outstanding after this offering.

An aggregate of 1,900,000 shares of our common stock will be reserved for issuance under our 2015 Equity Incentive Plan, which includes 80,900 shares from our 2006 Equity Incentive Plan, and 300,000 shares of our common stock will be reserved for issuance under our 2015 Employee Stock Purchase Plan, and these share reserves will also be subject to automatic annual increases in accordance with the terms of the plans. Furthermore, we may choose to raise additional capital through the sale of equity or equity-linked securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that new equity awards are issued under our equity incentive plans or we issue additional shares of common stock or other equity or equity-linked securities in the future, there will be further dilution to investors participating in this offering.

Entities affiliated with certain of our existing stockholders have indicated an interest in purchasing up to an aggregate of approximately $25.0 million of shares of our common stock in this offering. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to any of these investors, or any of these investors may determine to purchase more, less or no shares in this offering. The foregoing discussion does not reflect the potential purchase of any shares in this offering by these investors and their affiliates.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the director and executive compensation arrangements discussed above in “Management,” we have been a party to the following transactions since January 1, 2012, in which the amount exceeded or will exceed $120,000, and in which any director, executive officer or holder of more than 5% of any class of our voting stock, or any member of the immediate family of or entities affiliated with any of them, had or will have a material interest.

Participation in this Offering

Entities affiliated with A. M. Pappas Life Science Ventures III, L.P., Auriga Investors Montserrat Global Fund, Auriga Global Investors SV, SA, Novo A/S, TVM Life Science Ventures VII L.P., and SICAV Club d’inversors Montserrat, each of which is a current stockholder, have indicated an interest in purchasing up to an aggregate of approximately $25.0 million of shares of our common stock in this offering. Assuming an initial public offering price of $10.00 per share, these investors would purchase up to an aggregate of approximately 2,500,000 of the 5,500,000 shares offered in this offering based on these indications of interest. It also is possible that these investors could indicate an interest in purchasing more shares of our common stock. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to any of these investors, or any of these investors may determine to purchase more, less or no shares in this offering.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock, as of April 17, 2015 by each person known by us to beneficially own more than 5% of our common stock, each of our directors, each of our named executive officers and all of our named executive officers and directors as a group.

The column entitled “Percentage of shares beneficially owned—Before offering” is based on 9,638,989 shares of our common stock outstanding as of the date of the table, after giving effect to the conversion of all outstanding shares of our convertible preferred stock into common stock upon the closing of this offering. The column entitled “Percentage of shares beneficially owned—After offering” is based on shares of our common stock to be outstanding after this offering, including the shares of our common stock that we are selling in this offering, but not including any additional shares issuable upon exercise of outstanding options.

The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC and includes voting or investment power with respect to securities. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, warrants or other rights held by such person that are currently exercisable, or will become exercisable within 60 days of April 17, 2015, are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. Unless otherwise indicated, the address of all listed stockholders is c/o CoLucid Pharmaceuticals, Inc., 15 New England Executive Park, Burlington, Massachusetts 01803. Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

Entities affiliated with certain of our existing stockholders have indicated an interest in purchasing up to an aggregate of approximately $25.0 million of shares of common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, these investors may determine to purchase fewer shares than they indicate an interest in purchasing or not to purchase in this offering. It also is possible that these investors could indicate an interest in purchasing more shares of our common stock. In addition, the underwriters could determine to sell more or fewer shares to any of these investors than the investors indicate an interest in purchasing or not to sell any shares to these investors. The following table does not reflect any potential purchases by these investors or their affiliated entities. If any shares are purchased by these investors, the number and percentage of shares of our common stock beneficially owned by them after this offering will differ from those set forth in the following table.

	Number of shares beneficially owned	Percentage of shares beneficially owned
Name		Before offering	After offering
5% or Greater Stockholders
Care Capital Investments III, LP, 47 Hulfish Street, Princeton, NJ 08542(1)	1,545,539	16.03%	10.21%
Novo A/S, Tuborg Havnevej 19, 2900 Hellerup, Denmark(2)	1,756,563	18.22%	11.60%
Domain Partners VI, L.P., One Palmer Square, Princeton, NJ 08542(3)	2,249,421	23.34%	14.86%
A. M. Pappas Life Science Ventures III, L.P., 2520 Meridian Parkway, Suite 400, Durham, NC 27713(4)	1,692,894	17.56%	11.18%
TVM Life Science Ventures VII L.P., 2 Place Alexis Nihon, Suite 902, 3500 Blvd De Maisonneuve West, Westmount, Quebec H3Z 3C1, Canada(5)	995,386	10.33%	6.57%
Triathlon Medical Ventures Fund, L.P., 300 East Business Way, Suite 200, Cincinnati, OH 45241(6)	674,945	7.00%	4.46%
Executive Officers and Directors
Thomas P. Mathers	—	—	—
Matthew D. Dallas	—	—	—

Nadia M. Rupniak, Ph.D.(7)	14,145	*	*
Bernice Kuca	—	—	—
Linda C. Hogan(8)	3,734	*	*
Martin Edwards, M.D., M.B.A.	—	—	—
Luc Marengere, Ph.D.(5)	995,386	10.33%	6.57%
Richard J. Markham(1)	1,545,539	16.03%	10.21%
Arthur M. Pappas(4)	1,692,894	17.56%	11.18%
Jesse I. Treu, Ph.D.(3)	2,249,421	23.34%	14.86%
Executive Officers and Directors as a group (10 persons)	6,501,119	67.45	42.94%

*	Indicates ownership of less than 1%.
(1)	Includes 25,403 shares owned by Care Capital Offshore Investments III, LP, an affiliate of Care Capital Investments III, LP. Argeris Karabelas, Jan Leschly, Mr. Markham and David Ramsey, each of whom is a partner in Care Capital Investments III, L.P., share voting and investment power with respect to all of these shares, each of whom disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Mr. Markham is also a member of our board of directors.
(2)	The board of directors of Novo A/S, which is currently comprised of Sten Scheibye, Göran Ando, Jeppe Christiansen, Steen Riisgaard and Per Wold-Olsen, has shared voting and investment power with respect to these shares and may exercise such control only with the support of a majority of the board. As such, no individual member of the board is deemed to hold any beneficiary ownership or pecuniary interest in these shares. Dr. Edwards, a member of our board of directors, is employed as a senior partner of Novo A/S, and has no beneficial ownership of these shares.
(3)	Includes 3,519 shares owned by DP VI Associates, L.P., an affiliate of Domain Partners VI, L.P. One Palmer Square Associates VI, L.L.C. is the general partner of Domain Partners VI, L.P. and DP VI Associates, L.P. The managing members of One Palmer Square Associates VI, L.L.C. are James Blair, Kathleen Schoemaker, Dr. Treu, a member of our board of directors, Brian Dovey and Nicole Vitullo. Each of James Blair, Kathleen Schoemaker, Dr. Treu, Brian Dovey and Nicole Vitullo share voting and investment power with respect to these shares. Each of James Blair, Kathleen Schoemaker, Dr. Treu, Brian Dovey and Nicole Vitullo disclaims beneficial ownership of the shares except to the extent of his or her pecuniary interest therein.
(4)	Includes 98,757 shares owned by PV III CEO Fund, L.P., an affiliate of A. M. Pappas Life Science Ventures III, L.P. and 5,528 shares owned by A.M. Pappas & Associates, LLC. AMP&A Management III, LLC is the general partner of each of A. M. Pappas Life Science Ventures III, L.P. and PV III CEO Fund, L.P., collectively referred to as the Pappas Funds, and has a management agreement with A. M. Pappas & Associates, LLC, whereby A. M. Pappas & Associates, LLC provides management services for the Pappas Funds. As a result, A. M. Pappas & Associates, LLC’s investment committee has sole power to vote or to direct the vote of, and sole power to dispose or to direct the disposition of, all shares owned by the Pappas Funds. Mr. Pappas, a member of our board of directors, is the sole managing member of A. M. Pappas & Associates, LLC. Each of the foregoing entities and individuals, including Mr. Pappas, disclaims beneficial ownership of these shares, except to the extent of its or his pecuniary interest therein.
(5)	TVM Life Science Ventures VII (GP) Ltd. is the general partner of TVM Life Science Ventures VII L.P. The investment team of TVM Life Science Venture Capital, with managing partners Dr. Hubert Birner, Dr. Marengere, a member of our board of directors, Dr. Mirko Scherer and Dr. Helmut M. Schüsler and general partners Stefan Fischer, Dr. Alexandra Goll, Dr. Cynthia Lavoie and Marc Rivière, M.D., has voting and investment power with respect to these shares. Each of Dr. Hubert Birner, Dr. Marengere, Dr. Mirko Scherer and Dr. Helmut M. Schüsler, Stefan Fischer, Dr. Alexandra Goll, Dr. Cynthia Lavoie and Marc Rivière, M.D. disclaims beneficial ownership of these shares except to the extent of his or her pecuniary interest therein.
(6)	The general partner of Triathlon Medical Ventures Fund, L.P., Triathlon Medical Ventures LLC, has sole voting and investment control over these shares. The members of Triathlon Medical Ventures LLC, John Rice, Carrie Bates, Suzette Dutch and Dennis Costello, have sole voting and investment power for Triathlon Medical Ventures LLC with respect to its voting power in its capacity as the general partner for the shares held by Triathlon Medical Ventures Fund. Each of John Rice, Carrie Bates, Suzette Dutch and Dennis Costello disclaims beneficial ownership of these shares except to the extent of his or her pecuniary interest therein.
(7)	Represents 14,145 shares subject to options that are fully vested and exercisable.
(8)	Represents 3,734 shares subject to options that are fully vested and exercisable. These options were granted to LLH Associates, LLC, of which Ms. Hogan is the president, founder and majority holder.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material provisions of our capital stock, as well as other material terms of our amended and restated certificate of incorporation and amended and restated bylaws as they will be in effect upon the closing of the offering. We refer you to the form of our amended and restated certificate of incorporation and to the form of our amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.

Authorized Capital

Prior to the closing of this offering, our authorized capital stock consists of (i) 14,742,015 shares of common stock, par value $0.001 par value per share, (ii) 1,818,182 shares of Series A preferred stock, $0.001 par value per share, (iii) 3,341,523 shares of Series B preferred stock, $0.001 par value per share, and (iv) 4,422,604 shares of Series C preferred stock, $0.001 par value per share. As of April 17, 2015, there were 19 holders of record of our common stock, six holders of record of our Series A preferred stock, eight holders of record of our Series B preferred stock and 11 holders of record of our Series C preferred stock. As of April 17, 2015, we also had outstanding options to acquire 22,428 shares of our common stock.

Upon the closing of this offering and the filing of the amended and restated certificate of incorporation, our authorized capital stock will consist of (i) 270,000,000 shares of common stock, par value $0.001 per share, and (ii) 30,000,000 shares of undesignated preferred stock, par value $0.001 per share.

Upon the closing of this offering, all currently outstanding shares of our preferred stock will be converted into shares of a single class of common stock. Immediately following the closing of this offering, we expect to have 15,138,989 shares of common stock and no shares of preferred stock outstanding (or 15,963,989 shares of common stock and no shares of preferred stock outstanding if the underwriters exercise in full their option to purchase additional shares from us).